Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

PROPOSED AMENDMENTS TO THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND ADOPTION OF THE SEVENTH
MEMORANDUM AND ARTICLES OF ASSOCIATION

This announcement is made by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules (the “Hong Kong Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board (the “Board”) of directors of the Company proposes to amend the existing memorandum and articles of association of the Company (the “Existing M&A”) and to adopt the seventh amended and restated memorandum and articles of association (the “New M&A”) in substitution for, and to the exclusion of, the Existing M&A in order to, further optimize the implementation of the expansion of paperless listing regime and electronic dissemination of corporate communications as stipulated in the Hong Kong Listing Rules.

The proposed amendments to the Existing M&A and adoption of the New M&A are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the forthcoming annual general meeting (the “AGM”) of the Company, and will become effective upon the approval by the Shareholders at the AGM. A circular containing, among other things, further details concerning the proposed amendments to the Existing M&A and the full terms of the proposed amendments, together with the notice of the AGM and the proxy form, will be despatched to the Shareholders in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 25, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.